Western Wind Energy Corp.

Request for Financial Information

In accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, request that my name be placed on the Company’s Mailing List in respect of its interim and/or annual financial statements and MD&A for the current financial year.

Please return your completed request form to:

Western Wind Energy Corp.

632 Foster Avenue

Coquitlam, British Columbia, V3J 2L7

Attention: Corporate Secretary

NAME:	—
ADDRESS:	—

POSTAL CODE:

Please place my name on your financial statements mailing list to receive the following statements (please select one or both of the following options):

Interim Financial Statements and Management’s Discussion and Analysis

Annual Financial Statements and Management’s Discussion and Analysis

Please check one of the following:

I confirm that I am a registered owner of common shares of the Company.

I confirm that I am a beneficial owner of common shares of the Company.

SIGNATURE OF SHAREHOLDER:	_______________________________ DATE: ______________________